#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-01	January 25, 2011

Initial Drill Results from the Lucero Target
Confirm Gold Skarn and Underlying
Copper-Gold Porphyry Mineralization

Results include 60 metres grading
0.88 g/t gold and 0.53% copper

Dorato Launches New Web Site

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce that it has received initial results from Minera Afrodita's diamond drilling at the Lucero target in the Cordillera del Condor Project, northern Peru. Lucero is located in the Taricori Block within an extensive land position that comprises 1,050 square kilometres and 135 kilometres of strike length. Dorato has a right to acquire 100% of Minera Afrodita.

Highlights of skarn mineralization include LUC-08, with 60 metres grading 0.88 g/t gold and 0.53% copper, and LUC-06, with 10.3 metres grading 1.38 g/t gold and 0.58% copper. These grades compare favourably to existing bulk-tonnage copper-gold deposits in the Cordillera Del Condor, such as the Mirador and Mirador Norte deposits (609 Mt indicated resources grading 0.58% copper and 0.17 g/t gold and 281 Mt inferred grading 0.52% copper and 0.15 g/t gold.)

In addition to these skarn intersections, drilling has intersected disseminated copper-gold mineralization in the form of disseminated and stockwork chalcopyrite of similar style to Mirador and Mirador Norte. The style of mineralization is interpreted to represent the distal portions of a porphyry copper-gold system. The potential core of the system is interpreted to be underlying the Lucero skarn (Figure 1) and will be drill tested in due course

“Lucero is a large target area where extensive alteration and high level skarn mineralization has been discovered.” stated John Drobe, Dorato’s Vice-President Exploration. “All holes to date have tested areas of skarn mineralization. Ongoing drilling will focus on defining the limits of gold-skarn mineralization and on exploring for the larger copper-gold porphyry system that is interpreted to be underlying Lucero.”

Skarn Mineralization

Skarn mineralization in the form of semi-massive and massive sulphides and magnetite has formed along the contact of northeast dipping arenite and overlying limestone (fine marble) within an area measuring 400m X 900m. Within this northwest trending zone, the surface sampling (soils and trenches) defines a northwest-trending corridor with significant gold in excess of 1 g/t (see Figure 1). The basement to the sedimentary units is Zamora granodiorite, which contains widespread potassic alteration and disseminated chalcopyrite across the area. Quartz-molybdenite veins are also common.

Dorato Resources Inc.	2	January 25, 2011
NR11-01 Continued

Porphyry Cu-Au Mineralization

Many of the drillholes at Lucero contain widespread disseminated chalcopyrite within the arenite and in the underlying Zamora granodiorite. The distribution of the disseminated chalcopyrite varies more vertically than horizontally, with the associated potassic alteration encountered in all holes at all depths. In contrast to the skarn, the chalcopyrite to pyrite ratio in much of the arenite and granodiorite is >1, suggesting that the drilling is centred over a porphyry system. The limits to this mineralization are open both horizontally and vertically to depth. The mineralization will be tested at depth beneath the highest gold grades in the skarn in drillhole LUC-19 and subsequent drillholes.

Ongoing Work

Additional exploration work at Lucero is focussing on defining the limits of gold-skarn mineralization and on exploring for a larger copper-gold porphyry system, interpreted to be underlying Lucero. The potential for copper-gold porphyry mineralization at depth within the granodiorite is being tested beneath the area of best stockwork and disseminated chalcopyrite within the overlying arenite sequence (Figure 1).

Work programs are ongoing throughout the 1,050 km2 prospective Gold-Copper belt in Northern Peru, with focus on the Cobrecon target. Airborne geophysical data collection and analysis in ongoing and is a key component of Minera Afrodita's exploration strategy. Approximately 75% of the geophysical data acquisition has been completed and the remainder will be completed by the end of the first quarter of this year.

Figure 1. Schematic deposit model for Lucero, illustrating the relationship of skarn to underlying disseminated copper-gold mineralization, and proposed deep drilling.

Dorato Resources Inc.	3	January 25, 2011
NR11-01 Continued

Figure 2. Map of Lucero Skarn Zone, with significant intersections to date.
Holes with results pending are shown in grey.

Results Detail

Drillholes LUC-01 to LUC-03 (Platform 1) targeted mineralization beneath the highly anomalous trenches at the southeast extent of the mapped skarn mineralization (Trench 1 graded 2.08 g/t over 188 metres). However, the three holes were collared from a platform cut into the lowest stratigraphic levels of the skarn, close to the arenite footwall and, consequently, they only intersected thin skarn mineralization oxidized mostly to gossan (Figure 2 and 3). Results from platform 1 suggest that Trench 1 tested only the basal portion of the skarn zone, with most of the skarn at this location having been previously eroded –skarn mineralization is fully preserved to the north as demonstrated by drillholes on platform 3.

Dorato Resources Inc.	4	January 25, 2011
NR11-01 Continued

Figure 3. North-south cross section through first platform; holes with results pending are shown in grey.
Some post-mineral andesite dikes are not shown for clarity.

Figure 4. East-west cross section through third and fourth platforms; holes with results pending are shown in grey.

Dorato Resources Inc.	5	January 25, 2011
NR11-01 Continued

Drillholes LUC-04, -05, and -07 (Figure 2), drilled from Platform 2, tested skarn mineralization close to the southwest edge of the mapped skarn zone. These holes all intercepted extensive zones of massive magnetite and pyrite mineralization with moderate zinc and lead mineralization, but no significant gold and copper. These drillholes are interpreted to delimit the outer margin of the skarn, where lower temperature mineralization did not precipitate significant gold.

Drillholes LUC-06, LUC-08, LUC-09 and LUC-11 (Platform 3) are located to the northwest of Platform 1and all drillholes at this location intersected the preserved skarn. Figure 4 shows an east-west section through holes LUC-06 through LUC-11. All holes intersected semi-massive pyrite, pyrrhotite and magnetite, with the best gold and copper values associated with chalcopyrite.

LUC-10, 12, 14, and 18 (Platform 4) are located 100m to the northeast of the gold at surface and consequently the best results obtained to date (LUC-10 and 12) are 3m of 2.43 g/t Au within the skarn, and a deeper disseminated zone of 11.6m of 0.67 g/t Au. The skarn here is over 150 metres thick, comprising semi-massive pyrite, magnetite, and trace chalcopyrite.

Significant values are given below in Table 1:

LUC-06 250/-50	From	To	Width	Au ppm	Cu %	Ag ppm
	17.00	48.50	31.5	0.62	0.32	5.77
including	17.00	19.30	2.30	0.82	0.2144	1.96
and	19.30	22.71	3.41	0.34	0.1010	0.75
and	22.71	33.00	10.29	1.38	0.5854	3.65
and	33.00	48.50	15.50	0.15	0.2167	8.86
LUC-08 285/-50	From	To	Width	Au ppm	Cu %	Ag ppm
	0.00	60.00	60.00	0.81	0.5320	6.49
including	20.65	39.45	18.80	1.62	0.6197	1.88
and	31.00	35.19	4.19	2.34	0.3868	0.92
and	38.30	39.45	1.15	5.52	4.6071	14.13
and	39.45	60.00	20.55	0.56	0.8400	11.44
and	77.60	97.96	20.36	0.27	0.1206	1.84
LUC-09 285/-75	From	To	Width	Au ppm	Cu %	Ag ppm
	14.74	16.50	1.76	2.72	0.1323	22.90
	18.30	38.46	20.16	0.78	0.2938	1.96
including	28.50	32.45	3.95	2.11	0.7260	4.17
and	35.27	35.62	0.35	6.82	0.7960	2.40
	77.19	84.00	6.81	0.36	0.2137	3.96
LUC-11 015/-50	From	To	Width	Au ppm	Cu %	Ag ppm
	34.77	57.78	23.01	0.672	0.1841	6.1
including	34.77	46.5	11.73	0.703	0.2253	2.36
and	52.8	57.78	4.98	1.325	0.2787	22.1
	76.25	89.10	12.85	0.535	0.2019	1.0
LUC-12 100/-85	From	To	Width	Au ppm	Cu %	Ag ppm
	51.92	55.40	3.48	2.13	0.001	2.44
	154.4	172.6	20.2	0.451	0.2682	2.5
	193.5	207.8	14.3	0.489	0.0699	0.8

Dorato Resources Inc.	6	January 25, 2011
NR11-01 Continued

Web Site

Dorato is also pleased to announce that it has launched a new and updated web site. Investors are invited to visit the site at: www.doratoresources.com.

The new web site will be regularly updated as exploration data becomes available. In the coming weeks, updates on exploration at Lucero and Cobrecon will be uploaded.

Stock Options

Pursuant to its 2010 Incentive Stock Option Plan, Dorato has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,500,000 common shares in the capital stock of the Company. The options are exercisable at a price of CAD $1.20 for a period of two years ending January 25, 2013.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Dorato Resources Inc.	7	January 25, 2011
NR11-01 Continued

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President & CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.